FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month ofJanuary 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F   ☒   Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Renewal of treasury stock buy-back programme

National Bank of Greece S.A. announces the following: The Ordinary General Meeting of its Shareholders held on 27 April 2006 approved the Bank’s treasury stock buy-back programme pursuant to Article 16, par. 5 et seq. of Companies’ Act 2190/1920. In accordance with the General Meeting resolution, the Bank is afforded the option — at the Management’s discretion - to purchase treasury shares up to 10% of its total shares at a minimum purchase price of €5 and maximum purchase price of €60 per share for the period from 2 May 2006 through 27 April 2007. Pursuant to the said General Meeting resolution the Bank’s BoD approves the option for implementation of the Bank’s treasury stock buy-back programme on a quarterly basis and within the context of the said resolution. During the first two quarters of the programme’s implementation (8 May 2006 - 31 July 2006 and 1 August 2006 - 31 October 2006), NBG did not purchase any treasury shares. During the third quarter (1 November 2006 - 25 January 2007) NBG purchased 210,000 treasury shares at the average purchase price of € 35.42 per share. Accordingly, the Bank currently holds a total of 245,000 treasury shares, representing 0.05 % of its share capital. The Bank’s BoD approved the renewal of the said programme for the fourth and last successive quarter, from 1 February 2007 through 27 April 2007, by virtue of its resolution dated 25 January 2007, for the purchase of up to 25,000,000 treasury shares at a minimum purchase price of € 5.00 and maximum purchase price of €50.00 per share (adjusted following the recent share capital increase). We wish to point out to investors that, treasury stock buy-back programmes are optional by law and, therefore, it should not be assumed that they will be implemented.

Athens, 25 January 2007

NATIONAL BANK OF GREECE

ANNOUNCEMENT

In reply to a letter from the Athens Exchange regarding a publication yesterday in the electronic press, as well as with regard to other publications, we note the following for the precise information of the investment community:

(a) In line with its long-standing practice, National Bank of Greece (NBG) keeps investors notified of its financials via its regular official quarterly (and extraordinary, if the case requires) press releases, providing the investment community with impartial and reliable information, as per its obligations vis-à-vis the regulatory framework of the capital markets in Greece and the US. The NBG Group’s financials and results, together with the dividend to be distributed to shareholders, for the year 2006 have not yet been formulated by the competent services of the Group, nor have they been finalised or approved by the Bank’s Board of Directors.

(b) The NBG Group’s three-year business plan 2007-2009 is currently being finalised and, as already announced, once it has been approved by the Board it will be presented on 22 February 2007 to the investment community, including Greek and international institutional investors.

(c) NBG has submitted a binding offer to acquire a majority shareholding in a Ukrainian bank.

(d) As regards the issue of return of funds, it is noted that in accordance with the law, the relevant decision regarding return of funds presupposes approval by the General Meeting of Shareholders, and consequently rumours discounting future events (the outcome of specific and further acquisitions) or the desire of shareholders are obviously unfounded.

Accordingly, the Bank is not responsible for investment decisions taken on the basis of unconfirmed information or obviously groundless speculation.

In line with its long-standing practice, the Bank will inform investors reliably, impartially and responsibly of any significant business initiative it may take in this regard, respecting its relevant obligations vis-à-vis the regulatory authorities.

Athens, 26 January 2007

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 26th January, 2007

Chairman - Chief Executive Officer